EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of each of the undersigned of shares of common stock, par value $0.005 per share, of Ernexa Therapeutics Inc., and any amendments thereto, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

REGOLITH CAPITAL INVESTMENTS LP

Date: May 15, 2025	By:	/s/ Shameek Konar
Shameek Konar, General Partner

Date: May 15, 2025	/s/ Shameek Konar
Shameek Konar

Date: May 15, 2025	/s/ Victoria Konar
Victoria Konar